HIVE BLOCKCHAIN TECHNOLOGIES LTD.

February 15, 2022

HIVE Announces Record Quarterly Revenue of $68 Million up 397%
From The Same Quarter Last Year and Earnings for our 3rd Quarter
Ended December 31, 2021

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce a record earnings report for the third quarter ended December 31, 2021 (all amounts in US dollars, unless otherwise indicated).

For the three-month period, revenue rose to $68.2 million, up 30% compared with last quarter, and 397% since the same quarter last year.  Net income reached $64.2 million, up 7% from last quarter, and 273% since the prior year.

Hive's combined liquid BTC and ETH had a gross value of $168 million up 11x from $15 million a year ago ended December 31, 2020.  HIVE ended the current December quarter holding 1,813 Bitcoin ("BTC") worth $83.1 million and 23,290 Ether ("ETH") worth $84.9 million.

Frank Holmes, HIVE's Executive Chairman, stated "We wish to again thank our loyal shareholders for believing in our vision to mine both Ethereum and Bitcoin to generate robust cash flow returns on invested capital and we believe our results continue to validate the significant contribution to our strategy to mine both BTC and ETH and HODL as many coins as possible."

Darcy Daubaras, HIVE's CFO said "A year ago, we made the conscious decision not to sell our mined cryptocurrency or undertake an expensive financing when brokers were offering capital at 20% discounts or encouraging us to borrow against our BTC and ETH assets at a 12% cost of capital in the scramble by crypto mining companies to purchase more ASIC chips.  HIVE's modest equity funding's were done at prevailing market prices or premiums to the stock price, and this has helped us generate the highest robust returns on invested capital relative to our peers."

Q3 Quarterly Highlights- December 31, 2021

  Generated revenue from digital currency mining of $68.2 million, with a gross mining margin1  of $61.7 million
  Mined 697 Bitcoin and over 7,126 Ethereum during the three-month period ended December 31, 2021
  Earned net income of $64.2 million for the period
  Working capital increased by $141.2 million during the three-month period ended December 31, 2021
  Digital currency assets of $168.1 million, as at December 31, 2021

_________________________________

1Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

Q3 F2022 Financial Review

For the three months ended December 31, 2021, revenue from digital currency mining was $68.2 million, an increase of approximately 397% from the prior year primarily due to an increase in cryptocurrency prices, the increased production of Bitcoin as a result of the Quebec and Atlantic facility acquisition and the purchase of miners for those facilities.

Gross mining margin1 during the period was $61.7 million, or 90% of income from digital currency mining, compared to $10.6 million, or 78% of income from digital currency mining, in the same period in the prior year.  The Company's gross mining margin from digital currency mining is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies.

Net income during the quarter ended December 31, 2021, was $64.2 million, or $0.17 per share, compared to $17.2 million, or $0.05 per share, the same period last year. The improvement was driven primarily by the improvement in gross mining margin1, higher Ethereum and Bitcoin prices, gains on the sale of digital currencies, and foreign exchange.

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
			Restated

Revenue from digital currency mining	$68,183,402	$52,619,094	$37,239,767	$33,420,171	$13,707,879

Operating and maintenance	(6,526,317)	(7,593,349)	(6,220,684)	(5,726,129)	(3,078,934)
Depreciation	(14,992,288)	(9,626,529)	(6,899,182)	(5,035,231)	(2,476,592)
	46,664,797	35,399,216	24,119,901	22,658,811	8,152,353

Gross mining margin	61,657,085	45,025,745	31,019,083	27,694,042	10,628,945
Gross mining margin % (1)	90%	86%	83%	83%	78%
Gross margin %	68%	67%	65%	68%	59%

Revaluation gain of digital currencies (2)	4,052,617	18,017,637	(8,492,727)	16,090,102	6,315,970
Gain on sale of digital currencies	7,949,927	4,679,412	4,106,057	3,841,993	1,679,213
Hosting revenue	661,387	953,958	1,742,906	410,704	393,518

Share based compensation	(1,672,614)	(1,478,637)	(2,322,426)	(534,193)	(209,726)
General expenses	(2,862,011)	(2,633,025)	(2,314,873)	(3,102,849)	(911,076)
Foreign exchange gain (loss)	(1,676,763)	(1,888,166)	528,868	(367,219)	1,746,573

Realized gain on investments	-	-	-	-	6,639
Unrealized (loss) gain on investments	11,875,641	6,168,239	(5,808,523)	645,383	148,967
Change in fair value of derivative liability	590,837	914,392	(885,612)	(857,702)	-
Gain (loss) on sale of subsidiary	-	-	3,171,275	(23,442,219)	-
Finance expense	(1,338,151)	(305,147)	(319,644)	(871,941)	(111,918)
Tax expense	-	-	-	(151,366)	-
Net income from continuing operations	$64,245,667	$59,827,879	$13,525,202	$14,319,504	$17,210,513

EBITDA (1)	$80,576,106	$69,759,555	$20,744,028	$20,378,042	$19,799,023
Adjusted EBITDA (1)	$77,605,266	$52,306,163	$29,273,518	$29,122,054	$13,692,779

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three and nine months ended December 31, 2021 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Tuesday, February 15, 2022, at 8:30 am Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman; Darcy Daubaras, Chief Financial Officer; and Aydin Kilic, President and Chief Operating Officer.  Click here to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry.  As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards.  Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC.  Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.  HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about restructuring of the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through restructurings may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company's filings at www.sedar.com.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2021, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to  profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.